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Ridgeway Petroleum Corp.

NEWS RELEASE

RIDGEWAY ANNOUNCES HELIUM TESTING RESULTS

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, June 30, 2004---Ridgeway Petroleum Corp. has initiated testing of the lowermost zone in the recently drilled 11-18 helium/CO_2 well in Apache County, Arizona.

A gas compositional analysis of two samples acquired to date reports the deepest known productive zone in the field, the Granite Wash, has a helium content of approximately 0.575 percent. These results are significantly higher than the helium composition in either of the two wells also tested in this zone. The 10-22 well, located some eight miles to the south, tested a helium content ranging from 0.1 to 0.15 percent while the 9-21 well, located approximately 14 miles to the southeast, tested 0.138% in the same zone.

The Company will be continuing their tests of this zone and also be testing the newly discovered and recently announced two zones above the Granite Wash and now called the Middle and Upper Granite Wash, respectively. The testing will include gas composition as well as flow rates and pressures.

The Company is encouraged by these initial test results from the lower zone. The upper two zones, the Amos Wash and the Fort Apache, have shown a helium content averaging 0.6 percent in earlier testing.

Pending results from the further testing coupled with the significantly higher helium composition noted above, the Company foresees that these results could have a positive impact on the economics of the project.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

0For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

W. B. Ruck, President

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